                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. ____ )


                                  PROVANT, INC.
                            (Name of Subject Company)

                                  PROVANT, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   743724 10 6
                      (Cusip Number of Class of Securities)


                                CURTIS M. UEHLEIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  PROVANT, INC.
                        67 BATTERYMARCH STREET, SUITE 500
                                BOSTON, MA 02110
                                 (617) 261-1600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                                 with a copy to:

                           CONSTANTINE ALEXANDER, ESQ.
                          NUTTER, MCCLENNEN & FISH, LLP
                             ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 439-2000



|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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[PROVANT LOGO]
                                            FOR IMMEDIATE RELEASE

                                            For additional information contact:

                                            Ariel Ruhlman
                                            617-772-7412

                   PROVANT BOARD UNANIMOUSLY REJECTS PROPOSAL

                    FROM INSTITUTE FOR INTERNATIONAL RESEARCH


BOSTON, MA - FEBRUARY 5, 2002 - Provant today said that its Board of Directors has unanimously rejected an unsolicited proposal from the Institute for International Research, Inc. (IIR).

Under the terms of the proposal, IIR would purchase Provant's outstanding bank debt of approximately $47 million in exchange for approximately 47 million new common shares of Provant. Additionally, IIR would offer existing Provant shareholders the option to exchange up to 50% of their existing shares at $1.00 cash per share.

The Board cited three main reasons for its rejection of the proposal: the $1.00 per share price is woefully inadequate; the structure of the proposed transaction - which contemplates that Provant's current shareholders will become minority shareholders in an entity controlled by IIR - is detrimental to Provant shareholders; and, given that IIR and Provant will compete to an increasing extent, the proposal would allow IIR to take actions to enhance its own business at Provant's, and thus its minority shareholders', expense.

Chairman John E. Tyson said, "The Board unanimously rejected Mr. Laidlaw's proposal because it is not in the best interests of Provant's shareholders. The proposal does not reflect Provant's inherent value and would require Provant's shareholders to forego any future opportunity to capture a premium for control. Moreover, since Provant and IIR increasingly compete with each other, the proposal would create an intolerable conflict of interest to the detriment of Provant shareholders. We are confident that the management and go-forward plan we now have in place will drive enhanced growth and shareholder value."

         ABOUT PROVANT

         As a leading provider of performance improvement training services and products, Provant helps its clients maximize their effectiveness and profitability by improving the performance of their people. With over 1,500 corporate and government clients, the Company offers blended solutions combining web-based and instructor-led offerings that produce


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measurable  results by  strengthening  the performance and  productivity of both individual employees and organizations as a whole.

         For the latest Provant news, or to request faxed or mailed information about Provant, call the Company's toll-free shareholder communications service at 1-877-PROVANT. This service is available 24 hours a day, seven days a week. Shareholder information is also available on the World Wide Web at www.provant.com.

THOUGH IIR HAS NOT COMMENCED A TENDER OFFER, THE SUBJECT OF THIS ANNOUNCEMENT IS THE RECEIPT OF A PROPOSAL TO MAKE A POSSIBLE TENDER OFFER. IF A TENDER OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THESE DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. IF WE FILE THESE DOCUMENTS, YOU CAN OBTAIN THEM FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU CALL OR WRITE US AT THE TELEPHONE NUMBER OR ADDRESS PROVIDED ABOVE, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE IF AND WHEN IT BECOMES AVAILABLE.

This news release may include statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of any number of factors, including risks related to cross-selling, conversion to technology-based delivery methods, acquisitions and dispositions of assets, dependence on key personnel, cost-cutting efforts, general economic conditions and fluctuations in quarterly results. These factors and others are more fully discussed in the Company's SEC filings.


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